Joseph Stone Capital, LLC

March 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Doris Stacey Gama/ Ms. Suzanne Hayes

Re:	Jyong Biotech Ltd.
Registration Statement on Form F-1, as amended
File No. 333-277725

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), as the underwriter of the proposed offering of Jyong Biotech Ltd. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on Monday, March 31, 2025, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, as the representative of the several underwriters, we wish to advise you that we have distributed to each underwriter and dealer who is reasonably anticipated to participate in the distribution of the security to be offered a sufficient number of copies of the preliminary prospectus permitted by Rule 430 under the Act as it appears to be reasonable to secure their adequate distribution.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very Truly Yours,

Joseph Stone Capital, LLC

By:	/s/ Damian Maggio
Name:	Damian Maggio
Title:	Chief Executive Officer

cc:	Fang Liu, Esq. of VCL Law LLP